June 29, 2009

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Windstream Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 19, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 1-32422

Dear Mr. Spirgel:

Reference is made to your letter, dated June 15, 2009, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Form 10-Q. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Windstream Corporation (“Windstream” or the “Company”).

SEC Comment No. 1:

Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and,
•

If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur. Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote”. The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:

•	The impact of changes in customer services and plans;
•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
•	If events are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
•

To the extent there is a material decrease in net sales, discuss the price verses volume mix (whether the overall decrease is attributable to decreases in prices or decreases in the volume of goods and services being sold). In this regard, we note the consistent decline in revenues since the second quarter of fiscal 2007.

Please provide us with your proposed disclosures.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Windstream’s Response No. 1

We believe that a robust discussion of our business prospects is currently disclosed primarily within the risk factors and results of operations sections located on pages 16 to 21 and F-5 to F-21, respectively, of our Form 10-K. However, in future filings, we propose to aggregate our trend related disclosures into the business trends section to read substantially similar to the following:

The following is a discussion of trends affecting Windstream’s operations:

Access line losses: Wireline voice and switched access revenues are expected to continue to be adversely impacted by future declines in access lines due to competition in the telecommunications industry from cable television providers, wireless communications providers, and providers using other emerging technologies. As of December 31, 2008, all of the Company’s access lines had wireless competition and approximately 60 percent of the Company’s access lines had fixed line voice competition, which represented an increase in fixed line competition of approximately 5 percent from December 31, 2007. Due to these competitive pressures, year over year access line losses increased to 5.2 percent, as of December 31, 2008, from 4.6 percent reported as of December 31, 2007 adjusted to exclude the impact of CTC lines acquired during 2007. We believe that a portion of the acceleration in line losses in 2008 was attributable to weakness in the general economic environment that limited consumer purchasing power causing some households to migrate exclusively to wireless voice service. Continued weakness in the general economic environment may have a similar impact in 2009.

Product bundles: To combat competitive pressures, the Company continues to emphasize its bundled products and services. Our customers can bundle local voice, high-speed Internet, long distance and video services. These bundles provide customers with one convenient location to obtain all their communications and entertainment needs, a convenient billing solution, and bundle discounts. We believe that product bundles positively impact our customer retention, and bundle discounts provide our customers the best value for their communications and entertainment dollar. Our goal is to continue to sell additional services to existing customers and migrate new and existing customers onto bundle plans, which will lead to an increase in average revenue per customer per month (“ARPU”). As of December 31, 2008, ARPU was $83.02, which represented an increase of 2.1 percent over the ARPU at December 31, 2007.

High-speed Internet: Growth in high-speed Internet sales are expected to continue to offset some of the revenue declines from the unfavorable access line trends discussed above. During the twelve months ended December 31, 2008 the Company added approximately 107,000 high-speed Internet customers representing an approximate 12 percent increase. As of December 31, 2008, Windstream provided high-speed Internet service to 32 percent of total access lines in service, and 44 percent of residential access lines in service. As of December 31, 2008, approximately 75 percent of total access lines had broadband competition primarily from cable service providers, which is relatively unchanged from December 31, 2007. In 2009, we expect the pace of high-speed Internet customer growth to slow as the number of households without high-speed Internet service continues to shrink. Competitive expansions primarily from cable facilities into our service areas are expected to slow in 2009, but we could experience some increased competition from high-speed Internet offerings of wireless competitors.

Data and special access: Wireline revenues and sales are expected to continue to be favorably impacted by growth in next generation data services provided to business customers. As the data needs of our business customers continue to grow, our virtual Local Area Network (LAN), virtual private network and data service revenues are expected to grow. Likewise, due to continued trends of increasing data traffic, we expect growth in special access revenues from the provisioning of large circuits to wireless and other carriers. However, weakness in the general economic environment may have the effect of suppressing near term growth in these revenues.

Operational efficiencies: We continue to evaluate our operating structure to identify opportunities for increased operational efficiency and effectiveness. Among other things, this involves evaluating opportunities for task automation, network efficiency and the balancing of our workforce based on the current needs of our customers. As part of this effort, the Company announced a work force reduction in the fourth quarter of 2008 and recognized severance and employee related costs totaling $6.4 million associated therewith. We expect 2009 expenses to be favorably impacted as a result of this action.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Pension expenses and funding: The fair market value of the Company’s pension investments declined 34.7 percent in 2008 from approximately $1,001.0 million to $654.0 million, due to declines in the market value of assets held as well as benefit payments. As a result, we expect to recognize non-cash pension expense of $90.4 million in 2009 as compared to a benefit of $1.6 million in 2008. The Company does not expect to make any cash contributions to the plan in 2009. The amount and timing of future contributions will depend on various factors including the finalization of funding regulations, future investment performance, changes in future discount rates and changes in demographics of the population participating in the Company’s qualified pension plan.

We expect the combined impact of the items noted above to result in lower revenues and operating income during 2009. However, these trends may be materially impacted, favorably or unfavorably, by changes in the overall economic environment.

This proposed disclosure will be updated in future quarterly and annual filings as necessary to reflect current facts and circumstances as of the date of the filing.

SEC Comment No. 2:

Expand your discussion to disclose in detail the covenants. Also disclose the actual calculations related to the covenants.

Windstream’s Response No. 2:

The Company proposes to expand its disclosure in future filings to specifically disclose its debt covenant calculations within the liquidity and capital resources section of management’s discussion and analysis of financial condition and results of operations to read substantially as follows:

The terms of the credit facility and indentures include customary covenants that, among other things, require Windstream to maintain certain financial ratios, restrict its ability to incur additional indebtedness and limit its cash payments. These financial ratios include a maximum leverage ratio of 4.5 to 1.0 and a minimum interest coverage ratio of 2.75 to 1.0. In addition, the covenants include restrictions on dividend and certain other types of payments as described more fully elsewhere in the liquidity and capital resources section of management’s discussion and analysis, as well as restrictions on capital expenditures. For 2008, the Company spent $317.5 million on capital expenditures and had capacity of $534.3 million under the capital expenditure restrictions in its covenants. The Company’s financial ratios were calculated as follows:

(Millions, except ratios)	For the year ended December 31, 2008
Gross Leverage ratio:
Long-term debt	$5,382.5

Operating income	$1,132.4
Depreciation and amortization	492.7
Other non-cash adjustments permitted by the credit facilities and indentures	30.9

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)	$1,656.0

Gross Leverage ratio (a)	3.25

Interest coverage ratio:
Adjusted EBITDA	$1,656.0

Interest expense	$416.4
Adjustments permitted by the credit facilities and indentures	(9.1)

Adjusted interest expense	$407.3

Interest coverage ratio (b)	4.07

(a)	The gross leverage ratio is computed by dividing long-term debt by adjusted EBITDA.
(b)	The interest coverage ratio is computed by dividing adjusted EBITDA by adjusted interest expense.

Mr. Larry Spirgel

United States Securities and Exchange Commission

In addition, certain of the Company’s debt agreements contain various covenants and restrictions specific to the subsidiary that is the legal counterparty to the agreement. Under the Company’s long-term debt agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days, a change in control including a person or group obtaining 50 percent or more of Windstream’s outstanding voting stock, or breach of certain other conditions set forth in the borrowing agreements. At December 31, 2008, the Company was in compliance with all such covenants and restrictions.

This proposed disclosure will be updated in future filings as necessary to reflect current facts and circumstances as of the date of the filing.

SEC Comment No. 3:

We note that you have one reportable segment for financial statement purposes. Please tell us your consideration of the guidance in paragraphs 10 through 15 of SFAS 131. Furnish us with all reports provided to your chief operating decision maker (CODM). Identify your CODM for us. If you have more than one CODM, please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Further, tell us in detail what you believe constitutes being “regularly reviewed” under paragraph 10 b. of SFAS 131.

Windstream’s Response No. 3:

Windstream has only one operating segment because its CODM regularly reviews discrete financial information for assessing profitability and allocating capital and other resources on a consolidated basis. Windstream’s CODM, as this term is defined in paragraph 12 of SFAS 131, is its president and chief executive officer, Mr. Jeffery Gardner. We consider discrete financial information that is reviewed on a quarterly or more frequent basis to be “regularly reviewed” for purposes of applying the provisions of SFAS 131. Windstream’s financial package, attached as Exhibit 1, is provided to the CODM on a monthly basis. This information is prepared on a consolidated basis and is designed to promote organizational accountability by reporting specific types of revenues, expenses and certain other key operating metrics in a manner consistent with Windstream’s existing management structure, described in greater detail in our response to SEC Comment No. 6.

To further illustrate the intent of our financial package design, consider the reporting contained therein related to Windstream’s business sales. To promote accountability for the manager of business sales, our monthly financial package tracks all forms of business revenues as well as controllable expenses, or expenses under the direct control of this manager, against forecasted expectations. Controllable expenses for the business sales manager include the costs of maintaining the business sales force as well as cost of products sold. However, due to the integrated nature of Windstream’s network, we do not separately assign costs of service, indirect general and administrative costs or depreciation expense to the business organization. Through March 31, 2009, such costs represented approximately 91 percent of the overall costs of the Company and included interconnection costs, access fees, customer service costs, finance and other management costs, and depreciation on network facilities. Therefore, the presentation of business revenues less controllable expenses does not provide a measure of profitability and is not used by Windstream’s CODM in allocating resources to Windstream’s business sales organization. In consideration of these facts, and the guidance contained in paragraphs 10 through 15 of SFAS 131 on reportable segments, we determined that business sales does not represent an operating segment.

SEC Comment No. 4:

We note that you have changed the useful life for franchise rights from indefinite to 30 years. Please tell us in detail your reasons for changing your useful life at this time, including the factors that required a change at January 1, 2009 rather than at an earlier date. Tell us your consideration of the factors in paragraph 11 of SFAS 142 in determining 30 years was an appropriate useful life. We note that access lines decreased by 5.3% during the 12 months ended March 31, 2009 and you have not disclosed that you expect this rate to diminish.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Windstream’s Response No. 4:

Consistent with the guidance contained in paragraph 16 of SFAS 142, in the first quarter of 2009, management reviewed its assessment of franchise right useful life. In conducting this review, management considered the factors contained in paragraph 11 of SFAS 142 as follows:

•

The expected use of the asset by the entity - Windstream expects to continue to generate revenue from the telecommunications network underlying its wireline franchise rights. This network enables Windstream to provide basic local telephone services, high-speed Internet services as well as other service to its customers in the specified location covered by the rights. In recent years, revenues and sales associated with traditional wireline voice services have decreased as a result of declining access lines associated with increasing competition in the telecommunications industry from cable television providers, wireless communication providers and providers using other emerging technologies. The decline in access lines has been partially offset by an increase in high-speed Internet service customers. Management expects these trends to continue in the future.

•	The expected useful life of another asset to which the useful life of the intangible asset may relate - The expected useful life of the franchise rights does not correlate with another asset.

•

Any legal, regulatory, or contractual provisions limiting the useful life - Effective July 1, 2008 the Company converted the majority of its remaining interstate rate-of-return regulated operations to price-cap regulation. Price-cap regulation allows high-speed Internet services to be deregulated. Given that Windstream’s revenue streams are trending away from telephone services toward high-speed Internet services, converting to price-cap regulation shifted the treatment of Windstream’s primary driver of revenue growth from a regulated to a deregulated service.

In addition, continuing changes in state and federal subsidy programs are expected to reduce the amount of subsidies Windstream is entitled to as a holder of wireline franchise rights. Universal service funds have been a mechanism used by regulatory authorities to transition implicit subsidies embedded in switched access rates into explicit subsidies. These subsidies help to subsidize the high cost of providing service to rural customers, but in recent years these funds have been made available to competing carriers and competing technologies. As a result of these changes, Windstream expects the economic value associated with its franchise rights to diminish over time.

•

Any legal, regulatory, or contractual provisions enabling renewal or extension of the useful life without substantial costs - Based on Windstream’s historical experience in renewing its franchise rights, we expect to be able to continue to renew our franchises for an indefinite period of time. Costs to renew these franchises vary by location, but are not material in evaluating the overall cash flows derived from such franchises. However, as noted above and below, the economic benefits stemming from these rights is expected to decrease over time.

•

The effects of obsolescence, demand, competition and other economic factors - Competition and overall changes in the industry will have an impact on the useful life of the wireline franchise rights. New technology has allowed wireless, cable and other companies to offer alternative services to our customers, creating greater uncertainty about future revenue generation and decreasing the economic value of these franchise rights over time. In addition, we believe that the weak economic environment has accelerated certain unfavorable trends and suppressed growth in other areas of our business. For instance, we believe certain wireline voice customers have elected to transition exclusively to wireless voice service as a means of reducing their monthly expenditures. The long term impact of a weak economic environment on the regulated and competitive aspects of our business is uncertain.

•	The level of maintenance expenditures required to obtain future cash flows - No significant maintenance is required to obtain future cash flows.

Mr. Larry Spirgel

United States Securities and Exchange Commission

In addition to these factors, we also evaluated the following factors noted in PricewaterhouseCoopers accounting research manual as relevant to the SEC staff in assessing the useful life of intangible assets:

•

Uncertain continuity of revenues dependent upon retention of key employees - While the Company is not dependent upon key employees, we are exposed to growing uncertainty related to the mounting competitive, technological and regulatory changes noted above.

•

The “churn” rate of customers - As noted in the Company’s report on Form 10-Q as of March 31, 2009 on page 26, Windstream’s access line churn rate was 5.3 percent for the twelve months ended March 31, 2009. Partially offsetting these losses was growth in subscribers to the Company’s high-speed Internet offerings.

•

The mobility of customer and employee bases - As noted above, virtually all of the Company’s customers now have the ability to transfer their voice services to competing fixed line or wireless service providers. However, we believe the Company is well positioned through its product offerings and bundle strategy to meet the competitive challenges. Nonetheless, the increased mobility of our customers impacts the useful life of the underlying franchise rights.

In conjunction with our annual impairment test performed in the first quarter of 2009, which did not result in an impairment charge, we considered the impact of the aforementioned factors on our projection of future cash flows associated with these franchise rights. As a result, while management expects continued renewal of the legal rights of its franchises for an indefinite period, we concluded that the foregoing regulatory, competitive, technological and economic factors, when considered in total, indicated that our franchise rights no longer have an indefinite economic life.

In accordance with paragraph 11 of SFAS 142, the useful life of an intangible asset is the period over which it is expected to contribute to the future cash flows of the business. Accordingly, management utilized future cash flow projections in estimating the useful life of this asset. Such future cash flow projections are based on long-term forecasts of revenue growth, operating income and capital expenditures. We believe our estimates to be reasonable based on the evidence available at the time they were made. These projections include both the negative trend in access lines the staff identified as well as positive trends we have experienced in product offerings such as high-speed Internet services and next generation data services. For example, total customer connections, or access lines plus high-speed Internet customers, declined by only 1.7 percent during the twelve months ended March 31, 2009. Based on our long-term cash flow projections for these operations, which include management’s forecasted impact of the aforementioned trends, we determined that 30 years represented a reasonable estimate of the useful life for our franchise right assets. We will continue to assess recoverability of these wireline franchise rights whenever events or circumstances indicate their carrying amount may not be recoverable.

SEC Comment No. 5:

We note that you utilized the market value of your stock plus a control premium for impairment testing of goodwill. Please revise to disclose the control premium used. Also, tell us in detail how you determined that the control premium was appropriate including the “market observable transactions” that you reference in your footnote.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Windstream’s Response No. 5:

As disclosed in the Company’s report on Form 10-Q as of March 31, 2009 on page 9, we included a control premium in our calculation of the Company’s market value. We estimated the control premium to be 20 percent of the Company’s current market capitalization through review of the following recent market observable transactions involving wireline telecommunications companies:

Acquirer	Acquiree	Date	(a) Control Premium
CenturyTel Inc.	Embarq Corporation	10/27/08	13%
Consolidated Communications Holdings, Inc.	North Pittsburg Systems, Inc.	7/2/07	23%
Windstream Corporation	CT Communications, Inc.	5/29/07	37%

(a)	calculated based on the excess of the offer price over the four week average trading price of the acquiree’s common stock prior to the announcement date of the transaction.

Because Windstream’s market capitalization exceeded the carrying value of its shareholder’s equity as of the January 1, 2009 measurement date, the control premium utilized in our analysis had no impact on the ultimate outcome of the test. However, we believe our estimated control premium of 20 percent is reasonable based upon the market observable data we reviewed.

In future filings, we propose to enhance our disclosure of goodwill testing by disclosing the estimated control premium utilized in such testing.

SEC Comment No. 6:

Tell us in detail how you determined that you have only 1 reporting unit for goodwill impairment testing. In this regard, we note that you provide voice, high speed internet, long distance, network access and video services primarily to residential and business customers. We also note that the financial statements of product distribution operations may still be available to segment management although not reviewed by the CODM. Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

Windstream’s Response No. 6:

As discussed in Windstream’s response to SEC Comment No. 1, the Company’s strategy is to bundle its services to provide greater value to its customers. To accomplish this goal, Windstream’s operations are highly integrated with its managers organized into functional areas of responsibility such as advertising, consumer sales, business sales, network operations, network engineering and customer service. As a result, Windstream’s managers are evaluated and compensated only on the basis of the directly controllable revenues and/or expenses assigned to their functional area. As illustrated in Windstream’s response to SEC Comment No. 3, this manner of financial reporting does not produce measures of profitability for individual products or customer segments.

As disclosed in the Company’s report on Form 10-Q as of March 31, 2009 on pages 6 and 25, the Company reorganized its operations to integrate the sales and administrative functions of the product distribution segment into its wireline operations. As a result of this reorganization, financial reporting for these operations has been disaggregated such that the warehouse and administrative costs are now managed on a consistent basis with other shared services of Windstream, while sales to external customers, the related cost of products sold and the direct costs associated with maintaining the sales force are now a component of the business sales organization. As a result, discrete financial information for the product distribution operations is no longer available.

Paragraph 30 of SFAS 142 and EITF D-101 state that a component of an operating segment is a reporting unit if segment management regularly reviews the operating results of that component. As noted above, Windstream’s operations are aligned on the basis of functional work group rather than on a product or customer segment basis, and therefore measures of profitability are only reviewed on a consolidated basis. As a result, Windstream’s consolidated operations represent the sole reporting unit for goodwill impairment testing.

Mr. Larry Spirgel

United States Securities and Exchange Commission

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (501) 748-7800.

Respectfully submitted,

/s/ Brent K. Whittington
Brent K. Whittington Executive Vice President and Chief Financial Officer

cc:	Sharon Virga, Senior Staff Accountant, Securities and Exchange Commission
Kyle Moffatt, Accountant Branch Chief, Securities and Exchange Commission
Pierre Alain Sur, PricewaterhouseCoopers
Frank E. Reed, Chair of Windstream Audit Committee
Jeffery R. Gardner, Windstream President and Chief Executive Officer
John Fletcher, Windstream Executive Vice President, General Counsel and Secretary
Tony Thomas, Windstream Controller

Exhibit 1

Confidential Treatment Requested by Windstream Corporation

for Pages 1 through 219 of Exhibit 1